For Immediate Release                                           May 11, 2004

                  Quarterly Earnings Up At Bowl America

Bowl America Incorporated today reported that its per share earnings in the third quarter, which ended March 28, 2004, increased from $.31 last year to $.33 this year. While the Company operated one fewer bowling center than last year, it continues to pursue permits for land acquired to build a new bowling center.

The prior year's results were depressed by heavy snow storms which resulted in closings at the Company's northern bowling centers and higher than normal snow removal costs. The abnormal precipitation continued in the form of rain in the spring and summer of 2003, which produced greater than expected traffic and improved profitability.

The $.135 quarterly dividend being paid tomorrow is 12.5% greater than the prior year's dividend and will make this the thirty-second consecutive
year of increased per share dividends.   This longevity is 63rd best among
the 11,000 companies surveyed for Mergent's Lists of Dividend Achievers.

Bowl America operates eighteen bowling centers and its stock trades on the American Stock Exchange with the symbol BWLA. The Company's SEC Form 10-Q is available at www.bowlamericainc.com.